SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 8-A/A

                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          Ambac Financial Group, Inc.
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            (Exact Name of Registrant as Specified in Its Charter)


           Delaware                                          13-3621676
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(State of Incorporation or Organization)                  (I.R.S. Employer
                                                          Identification no.)

         One State Street Plaza,
          New York, New York                                   10004
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  (Address of Principal Executive Offices)                   (Zip Code)


If this form relates to the               If this form relates to the
registration of a class of                registration of a class of securities
securities pursuant to Section 12(b)      pursuant to Section 12(g) of the
of the Exchange Act and is effective      Exchange Act and is effective upon
upon filing pursuant to General           filing pursuant to General Instruction
Instruction A.(c), please check the       A.(d), please check the following
following box. [X]                        box. [ ]

Securities Act registration statement file number to which this form relates: N/A
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Securities to be registered pursuant to Section 12(b) of the Act (if applicable):

       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                          to be so Registered
---------------------------------             ---------------------------------

  Preferred Stock Purchase Rights                New York Stock Exchange
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Securities to be registered pursuant to Section 12(g) of the Act:

                                     NONE
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                               (Title of Class)

         This Registration Statement on Form 8A/A amends and restates the Registration Statement of Form 8-A filed with the Securities and Exchange Commission by Ambac Financial Group, Inc. (formerly known as Ambac Inc.) (the "Company") on February 28, 1996 (the "Original Form 8-A") relating to the rights distributed to the stockholders of the Company (the "Rights") in connection with the Rights Agreement, dated as of January 31, 1996 (the "Rights Agreement"), between the Company and Citibank, N.A., as Rights Agent (the "Rights Agent"). On May 16, 2003, the Company and the Rights Agent entered into Amendment No. 1 to the Rights Agreement, which is included as
Exhibit 2 hereto and is incorporated herein by reference.


Item 1.  Description of Registrant's Securities to be Registered

         On January 31, 1996, the Board of Directors of Ambac Financial Group, Inc. (formerly known as Ambac Inc.) (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on February 14, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a Purchase Price of $190, subject to adjustment. As a result of stock splits effected since the distribution of the Rights, the Company has adjusted the number of Rights associated with each share of common stock from one Right to one-third Right. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Citibank, N.A., as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock or, with respect to persons that beneficially own fifteen percent (15%) or more of the outstanding shares of Common Stock on January 31, 1996, such person has acquired, or obtained the right to acquire, beneficial ownership of twenty-five percent (25%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company, or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 31, 2006, unless earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $190 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $380 worth of Common Stock (or other consideration, as noted above) for $190. Assuming that the Common Stock had a per share value of $47.50 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $190.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.    Exhibits

Exhibit
Number              Description of Exhibit
------              ----------------------

    1 Rights Agreement, dated as of January 31, 1996, between Ambac Financial Group, Inc. (formerly known as Ambac Inc.) and Citibank, N.A., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share, as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as Exhibit
                    C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement). (Incorporated by reference to Exhibit 1 to the Original Form 8-A dated February 28, 1996.)

    2 Amendment No. 1 to the Rights Agreement, dated as of May 16, 2003, between Ambac Financial Group, Inc. and Citibank, N.A., as Rights Agent.

                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:   May 21, 2003


                                     AMBAC FINANCIAL GROUP, INC.


                                     By:  /s/ Anne Gill
                                          ---------------------------
                                          Name:   Anne Gill
                                          Title:  First Vice President,
                                                  Secretary and Assistant
                                                  General Counsel